<u>**GĔNEOS WEALTH MANAGEMENT, INC.**</u>

<u>**REPORT PURSUANT TO RULE 17a-5(d)**</u>

<u>**YEAR ENDED DECEMBER 31, 2025**</u>

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65357

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

| | MM/DD/YY | | MM/DD/YY |

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Geneos Wealth Managment, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9635 Maroon Cir Suite 100

(No. and Street)

Englewood	**CO**	**80112**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ray Olson	**(303)785-8470**	rolson@geneoswealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP

(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard Suite 700	**Denver**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)
10/20/2003		**677**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ray Olson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Geneos Wealth Management, Inc, _____, as of December 31 _____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Colorado
County of Douglas

```
KAREN DIANE BAKER
Notary Public
State of Colorado
Notary ID # 20184026030
My Commission Expires 06-21-2026
```

Signature: _____

Title: CFO _____

Karen Diane Baker
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GĔNEOS WEALTH MANAGEMENT, INC.

TABLE OF CONTENTS



Cherry Bekaert LLP
Your Guide Forward

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Geneos Wealth Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Geneos Wealth Management, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as Geneos Wealth Management, Inc.'s auditor since 2025.

Denver, Colorado
March 30, 2026

GĚNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

		2025
Cash and cash equivalents	$	5,785,999
Deposits with clearing brokers		201,455
Receivables:		
Commissions		4,917,208
Accounts receivable		39,378
Clearing brokers		336,066
Income taxes (Note 4)		359,846
Furniture and equipment at cost, net of accumulated depreciation of $122,330		147,541
Right of Use Assets from operating leases (Note 3)		21,486
Deferred tax asset (Note 4)		32,261
Other assets		1,512,128
	$	13,353,368

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	4,689,131
Accounts payable and accrued expenses		537,513
Accrued salaries and benefits		2,561,687
Operating lease liabilities (Note 3)		21,486
Total liabilities		7,809,817

COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)

SHAREHOLDER'S EQUITY (Notes 1, 2 and 6):

Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		2,785,257
Retained Earnings		2,758,293
Total shareholder's equity		5,543,551
	$	13,353,368

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gĕneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002 and operates as a nationwide securities broker-dealer and investment advisor. On June 1, 2007, the board of directors approved the plan for recapitalizing the Company. All common stock and stock options that were issued by the Company were transferred to GWM Holdings, Inc. (the "Parent"). In return the Parent was issued 1,000 common shares in the Company at a par value of $.0001 per share. The recapitalization resulted in GWM Holdings, Inc. owning 100% of the outstanding shares of Gĕneos Wealth Management, Inc. In addition, all previous shareholders of the Company became the shareholders of the Parent in the same proportion as their previous ownership in the Company. The Company earns revenues from asset management advisory fees and the sale of securities, mutual funds, fixed and variable life insurance policies, and fixed and variable annuities.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), and by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. Section 240.17a-5 is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The Company uses the accrual basis of accounting and the historical cost convention, except for certain financial assets and liabilities that are measured at fair value. The financial statements include all normal recurring adjustments considered necessary for a fair presentation.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Operating Leases

The company recognizes a right-of-use (ROU) asset and a corresponding lease liability at the commencement date of each lease. ROU assets are measured at cost and depreciated over the shorter of the asset's useful life or the lease term. Lease liabilities are measured at the present value of future lease payments, discounted using the incremental borrowing rate when the implicit rate is not readily determinable. Short-term leases and low-value asset leases are expensed on a straight-line basis.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment losses. Cost includes expenditures directly attributable to the acquisition of the asset and any costs necessary to bring the asset to the location and condition required for its intended use. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Useful lives, residual values, and depreciation methods are reviewed annually. Gains or losses on disposal are recognized in profit or loss when assets are derecognized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

Management has determined that the Company operates as one reportable segment. This conclusion is based on the manner in which the Chief Operating Decision Maker ("CODM"), identified as the Company's Chief Executive Officer, allocates resources and evaluates performance. The CODM reviews financial information on a consolidated basis, and decisions are made using a single, integrated view of the business. The company operates as a single reportable segment, as defined by ASC 280, Segment Reporting. The chief operating decision maker reviews the Company's operating results on a consolidated basis for purposes of allocating resources and assessing performance, and management views the business as providing a single integrated set of brokerage and related securities services. Accordingly, the Company has determined that it has one operating and reportable segment. Revenues are derived primarily from gross dealer concession and investment advisory fees, and other revenues. All significant operating decisions are based on consolidated results, and discrete financial information at a lower level is not regularly reviewed by the chief operating decision maker. The company does not have any revenue or material assets outside the United States. There was no single customer that represents 10% or more of the Company's consolidated revenues for the period ended December 31, 2025.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
(continued)

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. (see note 7)

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, using the five-step model. Revenue is recognized when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive. The Company's primary revenue streams include commissions and advisory fees. Contracts generally have a single performance obligation, satisfied overtime or at a point in time depending on the nature of the service.

Commission revenue is generated from executing customer securities transactions. The Company's performance obligation is satisfied at the point in time when the trade is executed. Revenue is recognized on the trade date, which is when the customer obtains the benefit of the execution service. Consideration is typically fixed and collected shortly after settlement.

Advisory fees are recognized over time as advisory services are provided, because the customer simultaneously receives and consumes the benefits of the Company's performance. For transaction-based advisory engagements, revenue is recognized at the point in time when the transaction closes, which is when the performance obligation is satisfied. Fixed monthly retainers are recognized ratably over the service period.

Other revenue primarily consisting of payments made by financial advisors for technology and clearing services and interest paid on cash balances, which are recognized when earned.

The following table presents revenues disaggregated by major source for the year ended December 31, 2025:

Commissions	$	30,023,997
Advisory fees		98,524,372
Other Revenue		7,491,072
Total Revenue	$	**136,039,441**

Current Expected Credit Losses (CECL) Policy

The guidance under ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ('CECL') methodology to estimate expected credit losses over the entire life of the financial asset. Under guidance,

GĔNEOS WEALTH MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of the financial instruments carried at amortized costs, including arrangement fees and other receivables using the CECL framework. The Company's expectation is that the credit risk associated with receivable are that the client with which it conducts business with is unable to fulfill its contractual obligation, Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the arrangement fee receivables being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance of credit losses. The Company has de minimis allowance for credit losses as of the year ended December 31, 2025.

Depreciation and Amortization

The Company provides for depreciation of furniture and equipment on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification - 740 *Accounting for Income Taxes,* ("ASC 740"), and related Interpretations. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2022. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

GĚNEOS WEALTH MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
(concluded)

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of Accounting Standards Codification - 718, *Accounting for Stock-Based Compensation,* ("ASC 718") and related Interpretations. During the year ended December 31, 2025, no stock-based compensation is reflected in the statement of operations. The options granted under this plan had an exercise price less or equal to the fair value of the underlying common stock on the grant date.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range between 0.83% and 2.59%; no dividend yield; volatility range between 0.98% and 3.35%; weighted-average fair value of the underlying stock of ranging between $0.10 and $2.00, and an expected life of five years.

Forgivable Promissory Notes

The Company has provided payments to financial advisors in the form of promissory notes to help them cover their cost of joining Gěneos. If the advisor stays affiliated with Gěneos for the term of the note (usually 3 to 5 years) the loan is forgiven. If the advisor leaves early, the remaining balance becomes due immediately plus interest. The unamortized balance of these outstanding notes are included in other assets.

NOTE 2 -   *NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2025, the Company had net capital and net capital requirements of $3,174,214 and $519,222, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.45 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   *COMMITMENTS AND RELATED PARTY TRANSACTIONS*

Operating Leases and Related Party Transactions

The Company entered into a long-term non-cancelable operating lease for office space beginning December 20, 2013. This lease ended on December 31, 2023. Rather than renewing this lease, the company moved into a new office in August 2023. On October 11, 2022, the company's parent company, GWM Holdings, Inc. signed a non-cancelable operating lease for this new office space. The commencement date of this lease was July 1, 2023, with a term of 130 months. GWM Holdings, Inc. charges the company monthly for rent. The total amount of the rent paid to the holding company for this new lease in 2025 was $227,355. The company also has a non-cancelable operating lease with an unaffiliated entity for equipment expiring through 2027.

NOTE 3 -   *COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)*

Future minimum lease payments for the equipment at December 31, 2025, are as follows:

Year	Amount
2026	15,632
2027	7,690
Total	23,322
Less amount representing interest	(1,836)
Total	$ **21,486**

Rent expense for the year ended December 31, 2025 was approximately $227,355.

Required supplemental information relating to our leases for the year ended December 31, 2025 is as follows:

Year ending December 31, 2025
Operating Expense:
Operating leases, included in general and administrative expenses $ 23,970

Cash flow information:
Cash paid for amounts included in measurement of lease liabilities:
       Operating cash flows from operating leases $ 23,970

Lease term and discount rate:
(in years)
Weighted average remaining lease term-operating leases   1.5 years

Weighted average discount rate-operating leases   7%

NOTE 4 -   *INCOME TAXES*

In the filing of the Company's December 31, 2025, income tax returns the Company has a net operating loss of approximately $782,460. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Most of the difference relates to the treatment of stock option compensation as mentioned in Note 6.

NOTE 4 -   INCOME TAXES (concluded)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2025, are as follows:

Deferred tax asset:

Other temporary differences	329,934
Valuation allowance	(297,673)
Total deferred tax asset	$ **32,261**

Income taxes:

Loss before provision for income taxes was as follows:

	2025
United States	$ (1,000,545)
Loss before income taxes	$ (1,000,545)

The components of provision for income taxes for all periods presented were as follows:

	2025
Current tax benefit:	
Federal	$ 148,659
State	42,474
Total current	$ 191,133
Deferred tax provision:	
Federal	$ (6,076)
State	(1,736)
Total deferred	$ (7,812)
Benefit for income taxes	$ 183,321

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. For the year ended December 31, 2025 the effective tax approximated the federal statutory rate of 21%.

NOTE 5 - DEFERRED COMPENSATION PLAN, PROFIT-SHARING PLAN AND FAIR VALUE MEASUREMENTS

The Company adopted a profit-sharing plan ("PSP") covering substantially all employees. The Company also adopted an executive bonus plan ("EBP") covering management personnel. The Company's contributions to the plans are determined annually by the Board of Directors. For the year ended December 31, 2025, the Company contributed approximately $348,000 to the PSP and approximately $9,100,000 to the EBP.

NOTE 6- FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from these clearing brokers could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposits with clearing brokers, receivables, payables and other liabilities, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2025, the Company held cash of $470,418 more than the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustment.